EXHIBIT 99.1

ING AGM adopts annual accounts 2017

The Annual General Meeting (AGM) of ING Groep N.V. adopted the 2017 Annual Accounts today and declared a total dividend for 2017 of EUR 0.67 per ordinary share. Taking into account the interim cash dividend of EUR 0.24 paid in August 2017, the final dividend amounts to EUR 0.43 per share, to be paid fully in cash. ING's shares will be quoted ex-dividend on Euronext Amsterdam as of 25 April 2018. The record date for the final dividend 2017 entitlement is 26 April 2018. The final dividend will be made payable on 3 May 2018. For holders of American Depositary Receipts (ADR), the final dividend will be made payable on 11 May 2018.

The AGM reappointed Eric Boyer de la Giroday to the Supervisory Board of ING, effective as per end of the AGM. As announced in 2017, Jeroen van der Veer has stepped down from the Supervisory Board as per the end of the AGM. In line with the earlier announced intention, the Supervisory Board has elected Hans Wijers as its chairman to succeed Jeroen van der Veer in that capacity per the end of the AGM 2018.

After the AGM, the Supervisory Board of ING consists of:

Hans Wijers, Chairman	Mariana Gheorghe
Jan Peter Balkenende	Margarete Haase (effective per 1 May 2018)
Eric Boyer de la Giroday	Hermann-Josef Lamberti
Henk Breukink	Robert Reibestein

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Carolien van der Giessen	ING Group Investor Relations
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Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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